Exhibit 99.1

genetic technologies

ASX ANNOUNCEMENT
12 February 2015

Appendix 3Y and Appendix 3Z

Melbourne, Australia, 12 February 2015: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, "Company") the Company provides the attached ASX Appendices 3Y for Directors Mr. Grahame Leonard, Dr. Lindsay Wakefield and former Director Mr. David Carter. The Company has also attached ASX Appendix 3Z for Mr. David Carter.

The Company advises that it is aware of its listing rule obligations in relation to the Appendix 3Y and 3Z disclosures and specifically listing rules 3.19A and 3.19B. In this respect the Company makes the following statements about the attached Appendices 3Y's and Appendix 3Z.

1. The late notices were due to an inadvertent administrative oversight by the company secretary;

2. The Company has informed all Directors of the disclosure requirements set out in listing rules 3.19A, 3.19B and s205G of the Corporations Act.

3. The Company is confident that the arrangements it currently has in place are adequate and doesn't believe that any additional steps are required to ensure ongoing compliance with listing rule 3.19B.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli
Chief Operating Officer &
Chief Financial Officer
Genetic Technologies Limited
+ 61 3 8412 7050

Candice Knoll (USA)
Blueprint Life Science Group
+1 (415) 375 3340, Ext. 105

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women's health. The Company's lead product, BREVAGen*plus*®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGen*plus*® improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGen*plus*® expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

Genetic Technologies Limited • **Website**: www.gtglabs.com • **Email**: info@gtglabs.com ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone +61 3 8412 7000 • **Fax** +61 3 8412 7040

(The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences) Inc. and the addition of BREVAGenplus®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). For more information, please visit www.brevagenplus.com and www.phenogensciences.com. Safe Harbor Statement Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC. Genetic Technologies Limited Website: www.gtglabs.com Email: info@gtglabs.com ABN 17 009 212 328 Registered Office 60-66 Hanover Street Fitzroy Victoria 3065 Australia Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 Fax +61 3 8412 7040

Appendix3Y Change of Director’s Interest Notice Appendix 3Y Change of Director’s Interest Notice Rule 3.19A.2 Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended OI/01111 Name of entity: Genetic Technologies Limited ABN: 17 009 212 328 We (the entity) give ASX the following information under listing mle 3.l9A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Grahame James Leonard Date of last notice 4 December 2013 Part 1 Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) ofthc definition of”notifiablc interest of a director” should be disclosed in this part. Direct or indirect interest Indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Lenfam Pty. Ltd. <superannuation account> Date of change 30 December 2014 Number of securities held prior to change 3,000,000 Class Fully paid ordinary shares (“Shares”) Number acquired 555,556 Number disposed Not applicable Value/Consideration Note: If consideration is non cash, provide details and estimated valuation $7,500.00 Number of securities held after change 3,555,556 Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back Allotment of Shares pursuant to the Company’s Share Purchase Plan which closed on 22 December 2014 + See chapter 19 for defined terms. OI/OI/2011Appendix3Y Page I

Appendix3Y Change of Director’s Interest Notice Part 2- Change of director’s interests in contracts Note: In tl1e case of a company, interests which come within paragraph (ii) of the definition of”notifiable interest of a director”should be disclosed in this part. Detail of contract Nature of interest Name of registered holder (if issued securities) Date of change No. and class of securities to which interest related prior to change Note; Details are only required for a contract in relation to which the interest has changed Interest acquired Interest disposed Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Interest after change Part 3 - +closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? Not applicable If prior written clearance was provided, on what date was this provided? Not applicable Date: 12 February 2015 + See chapter 19 for defined terms. Appendix 3Y Page 2 01/0112011

Appendix3Y Change of Director’s Interest Notice Appendix 3Y Change of Director’s Interest Notice Rule 3.19A.2 Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity: Genetic Technologies Limited ABN: 17 009 212 328 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Lindsay Peter Wakefield Date of last notice 24 September 2014 Part 1 ·Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the tmst Note: In the case of a company, interests which come within paragraph (i) of the definition of”notifiablc interest of a director” should be disclosed in this part. Direct or indirect interest Indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Wakko Investments Pty Ltd Wakko Enterprises Pty Ltd Date of change 26 November 2014 Number of securities held prior to change Direct — 570,500 (fully) paid (ordinary) shares (“Shares”) Indirect- Waklco Investments Pty Ltd- 5,500,000 Shares Indirect Wakko Enterprises Pty Ltd - 8,846,246 Shares Class Notes convertible into Shares (“Convertible) Notes”) and options to purchase Shares (“Options”) Number acquired 125,000 Convertible Notes and 8,333,333 Options Number disposed Not applicable + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page I

Appendix3Y Change of Director’s Interest Notice Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation $125,000.00 Number of securities held after change Direct- 570,500 Shares Indirect- Wakko Investments Pty Ltd- 5,500,000 Shares, 75,000 Convertible Notes and 5,000,000 Options Indirect- Wakko Enterprises Pty Ltd- 8,846,246 Shares, 50,000 Convertible Notes and 3,333,333 Options Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back As per resolution passed at the AGM - debt notes become fully convertible into Shares (being) the (Convertible Notes). Also as) per resolution passed at the AGM Options were issued to debt note subscribers. Part 2- Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of”notifiable interest of a director” should be disclosed in this part. Detail of contract Nature of interest Name of registered holder (if issued securities) Date of change No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Interest acquired Interest disposed Value/Consideration Note: If consideration is non·cash, provide details and an estimated valuation Interest after change + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011

Appendix3Y Change of Director’s Interest Notice Part 3- +closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written (clearance was required?) No If so, was prior written clearance provided to allow the trade to proceed during this period? If prior written clearance was provided, on what date was this provided? Not applicable Not applicable Date: 12 February 2015 + See chapter 19 for defined tenns. 01/01/2011 Appendix 3Y Page 3

Appendix3Y Change of Director’s Interest Notice Appendix 3Y Change of Director’s Interest Notice Rule 3.19A.2 Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity: Genetic Technologies Limited ABN: 17 009 212 328 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Lindsay Peter Wakefield Date of last notice 24 September 2014 Part 1 ·Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of”notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Waldw Investments Pty Ltd Wakko Enterprises Pty Ltd Date of change 30 January 2015 Number of securities held prior to change Direct — 570,500 fully paid ordinary shares (“Shares”) Indirect- Wakko Investments Pty Ltd- 5,500,000 Shares, 75,000 Convertible Notes and 5,000,000 Options Indirect - Wakko Enterprises Pty Ltd - 8,846,246 Shares, 50,000 Convettible Notes and 3,333,333 Options Class Notes convertible into Shares (“Convertible (Notes”) and) options (to purchase) Shares (“Options”) + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1

Appendix3Y Change of Director’s Interest Notice Number acquired Wakko Investments Pty Ltd- 6,845,099 Shares Wakko Enterprises Pty Ltd- 4,563,399 Shares Number disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation Conversion of Convertible Notes plus accrued interest into Shares, namely: (Wakko Investments Pty) Ltd (conversion) of (75),(000 Convertible Notes plus $2),(835.62) Ill accmed interest into Shares Wakim Enterprises Pty Ltd 50,000 conversion of Convertible Notes plus $1,890.41 (in accrued) interest into Shares Number of securities held after change Direct- 570,500 Shares (Indirect-WakkoInvestmentsPtyLtd) — 12,345,099 Shares, and 5,000,000 Options (Indirect) — (WakkoEnterprisesPtyLtd-) 13,409,664 Shares, (and3),(333),(333) Options Nature of change Exrunple: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back As per allowed by resolution passed at the AGM - shareholder elected to convert debt notes into Shares. Part 2- Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of”notifiablc interest of a director” should be disclosed in this part. Detail of contract Nature of interest Name of registered holder (if issued securities) Date of change + See chapter 19 for defined tenns. Appendix 3Y Page 2 0110112011

Appendix3Y Change of Director’s Interest Notice No. and class of s interest related pri Note: Details are only requir to which the interest has cha Interest acquired ecurities to which or to change ed for a contract in relation nged Interest disposed Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Interest after change Part 3- +closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written (clearance was required?) No IIso, was prior written clearance provided to allow the trade to proceed during this period? Not applicable If prior written clearance was provided, on what date was this provided? Not applicable Date: 12 February 2015 + See chapter 19 for defined tenns. 0110112011 Appendix 3Y Page 3

Appendix 3Y Change of Director’s Interest Notice Appendix 3Y Change of Director’s Interest Notice Rule 3.19A.2 Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01111 Name of entity: Genetic Technologies Limited ABN: 17 009 212 328 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Lindsay Peter Wakefield Date of last notice 24 September 2014 Part 1 ·Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the tmst Note: In the case of a company, interests which come within paragraph (i) of the definition of”notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Wakko Investments Pty Ltd Wakko Enterprises Pty Ltd Date of change 4 Febmary 2015 Number of securities held prior to change (Direct — 570),(500 fully) paid (ordinary shares) (“Shares”) (Indirect-) Wakko Investments (Pty) Ltd — 12,345,099 Shares, and 5,000,000 options to purchase Shares (“Options”) (Indirect) — (WakkoEnterprisesPtyLtd) (-) 13,409,664 Shares, and 3,333,333 (Options) Class Fully paid ordinary shares Number acquired Not applicable + See chapter 19 for defined terms. 01101/2011 Appendix 3Y Page 1

Appendix3Y Change of Director’s Interest Notice Number disposed Wakl<O Investments Pty Ltd- 5,400,000 fShares Wakko Enterprises Pty Ltd- 600,000 Shares Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation Wakl<O Investments Pty Ltd $126,572.22 Wakko Enterprises Pty Ltd $14,063.48 (Number of securities held after change) Direct- 570,500 Shares Indirect- Wakko Investments Pty Ltd (-) 6,945,009 Shares, and 5,000,000 Options (Indirect) — Wak!<O (EnterprisesPtyLtd) (-) 12,809,664 (Shares), and (3),(333),(333) Options Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back On Market trade. Part 2- Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of”notifiable interest of a director” should be disclosed in this part. Detail of contract Nature of interest Name of registered holder (if issued securities) Date of change No. and class of securities to which interest related prior to change Note: Details arc only required for a contract in relation to which the interest has changed Interest acquired Interest disposed Value/Consideration Note: If considemtion is non-cash, provide details and an estimated valuation + See chapter 19 for defined terms. Appendix 3Y Page 2 (01/01/2011)

Appendix3Y Change of Director’s Interest Notice !Interest after change Part 3- +closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? Yes If so, was prior written clearance provided to allow the trade to proceed during this period? Yes If prior written clearance was provided, on what date was this provided? 3 February 2015 Date: 12 February 2015 + See chapter 19 for defined tenns. 01/01/2011 Appendix 3Y Page 3

Appendix3Y Change of Director’s Interest Notice Appendix 3Y Change of Director’s Interest Notice Rule 3.!9A.2 Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01111 Name of entity: Genetic Technologies Limited ABN: 17 009 212 328 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director David Noel Carter Date of last notice 24 September 2014 Part 1 ·Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of”notifiable interest of a director” should be disclosed in this part. (Direct or indirect interest) Indirect Nature of indirect interest (including registered holder) Note: Provide detmls of the circumstances giving rise to the relevant interest. Robe Street Holdings Pty Ltd <David Carter Superannuation Fund ale> Date of change 26 November 2014 (Number of securities held prior to change) NIL Class Notes convertible into fully paid ordinary shares (“Convertible Notes”) and options to purchase fully paid ordinary shares (“Options”) (Number acquired) 50,000 Convertible Notes and 3,333,333 Options (Number disposed) Not applicable (Value/Consideration) Note: If consideration is non-cash, provide details and estimated valuation $50,000.00 + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page I

Appendix3Y Change of Director’s Interest Notice Number of securities held after change 50,000 Convertible Notes and 3,333,333 Options Nature of change Example: on market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plru1, participation in buy-back As per resolution passed at the AGM - debt notes become fully convertible into fully paid ordinary shares in the Capital of the Company. Also as per resolution passed at the AGM Options were issued to debt note subscribers. Part 2- Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of”notifiable interest of a director” should be disclosed in this part. Detail of contract Nature of interest Name of registered holder (if issued securities) Date of change No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Interest acquired Interest disposed Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Interest after change Part 3- +closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? Not applicable + See chapter 19 for defined terms. Appendix 3Y Page 2 (01/0112011)

Appendix3Y Change of Director’s Interest Notice If prior written clearance was provided, on what date was this Not applicable provided? Date: 12 Febrnary 2015 + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 3

Appendix3Z Final Director’s Interest Notice Appendix 3Z Final Director’s Interest Notice Rule 3.19A.3 Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/9/2001. Name of entity (Genetic Technologies Limited) ABN 17 009 212 328 We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 2050 ofthe Corporations Act. Name of director Mr. David Noel Carter Date of last notice 24 September 2014 Date that director ceased to be director 27 January 2015 Part I -Director’s relevant interests in securities of which the director is the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of”notifiable interest of a director”should be disclosed in this part. Number & class of securities None Part 2-Director’s relevant interests in securities of which the director is not the registered holder Note: In the case of a company, interests which come within paragraph (ii) of the definition of’’notifiable interest of a director” should be disclosed in this part. In the case of a trust, this includes interests in the trust made available by the responsible entity of the trnst Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest Robe Street Holdings Pty Ltd <David Carter Superannuation Fund A/C> + See chapter 19 for defined tenns. Number & class of securities 50,000 Notes convertible into fully paid ordinary shares and 3,333,333 options to purchase fully paid ordinary shares 1113/2002 (Appendix 3Z Page I)

Appendix3Z Final Director’s Interest Notice Pa1i 3 -Director’s interests in contracts Detail of contract Nature of interest Name of registered holder (if issued securities) No. and class of securities to which interest relates Dated: 12 February 2015 + See chapter 19 for defined tenus. Appendix 3Z Page 2 11/3/2002